Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

By Electronic Mail

September 29, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 29, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Velodyn Lidar, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.0001 per share

Warrants, each exercisable for three-fourths of one share of Common Stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery